UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

QIWI plc

(Name of Issuer)

American Depositary Shares, each representing one Class B ordinary share

Class B Ordinary Shares, having a nominal value of €0.0005 per share

(Title of Class of Securities)

74735M108

(CUSIP Number)

Evgeny Dankevich, Ruben Aganbegyan and Konstantin Olefir

2/4 Letnikovskaya Street, 115114, Moscow, Russia

+7 (495) 232-03-00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74735M108	13D	Page 2 of 11 Pages

1.	Names of reporting persons Otkritie Investments Cyprus Limited[1]
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Republic of Cyprus
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,677,912[2]
	8.	Shared voting power 11,877,821[3]
	9.	Sole dispositive power 1,677,912[2]
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 13,555,733[4]
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 24.3%[5]
14.	Type of reporting person (see instructions) CO

[1]	Otkritie Investments Cyprus Limited (“OICL”) is a private limited company organized under the laws of Cyprus. OICL is an indirect, wholly-owned subsidiary of Otkritie Holding JSC (“Otkritie Holding”, and together with OICL, the “Reporting Persons”).
[2]	Based on 5,593,041 Class B ordinary shares acquired by OICL pursuant to a subscription agreement, dated May 14, 2015 (the “Subscription Agreement”), by and among QIWI plc (“QIWI” or the “Issuer”), OICL and Otkritie Holding. Of the 5,593,041 Class B ordinary shares acquired by OICL under the Subscription Agreement, 3,915,129 Class B ordinary shares were issued on June 2, 2015 (“Tranche 1 Shares”) and 1,677,912 Class B ordinary shares are expected to be issued around mid-July 2015, subject to the satisfaction of various closing conditions (“Tranche 2 Shares”). The Tranche 1 Shares were transferred in an intra-group transaction from OICL to Otkritie Holding on June 18, 2015 (the “Tranche 1 Share Transfer”). The Tranche 2 Shares are intended to be transferred to Otkritie Holding following the receipt of such Class B ordinary shares by OICL from QIWI. OICL and Otkritie Holding may deposit the Class B ordinary shares with the depositary for QIWI’s American Depositary Share (“ADS”) program and receive a number of ADSs representing Class B ordinary shares so deposited.
[3]	Based on 11,877,821 Class B ordinary shares which would be received upon conversion of the Class A ordinary shares beneficially held by Saldivar Investments Limited (“Saldivar”), over which the Reporting Persons may be deemed to have beneficial ownership due to certain rights in the Voting Agreement described in Item 4(d) below. As a result of the rights under the Voting Agreement, Saldivar, OICL and Otkritie Holding may be deemed to be a group under Rule 13d-5(b) of the Act. The Reporting Persons disclaim the existence of a group with Saldivar.
[4]	Based on the Tranche 2 Shares to be issued to OICL pursuant to the Subscription Agreement, plus 11,877,821 Class B ordinary shares which would be received upon conversion of the Class A ordinary shares beneficially held by Saldivar.
[5]	Based on 42,313,821 Class B ordinary shares outstanding as of June 3, 2015, as disclosed by QIWI in its Form F-3 Registration Statement (as defined below), plus the Tranche 2 Shares to be issued to OICL pursuant to the Subscription Agreement and 11,877,821 Class B ordinary shares which would be received upon conversion of the Class A ordinary shares beneficially held by Saldivar. Each Class B ordinary share is entitled to one vote, and each Class A ordinary share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class A ordinary shares.

CUSIP No. 74735M108	13D	Page 3 of 11 Pages

1.	Names of reporting persons Otkritie Holding JSC[1]
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Russian Federation
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,915,129[6]
	8.	Shared voting power 13,555,733[7]
	9.	Sole dispositive power 3,915,129[6]
	10.	Shared dispositive power 1,677,912[8]
11.	Aggregate amount beneficially owned by each reporting person 17,470,862[9]
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 31.3%[5]
14.	Type of reporting person (see instructions) CO

[6]	Based on 3,915,129 Class B ordinary shares transferred from OICL to Otkritie Holding in the Tranche 1 Share Transfer.
[7]	Based on the Tranche 2 Shares to be issued to OICL pursuant to the Subscription Agreement, plus 11,877,821 Class B ordinary shares which would be received upon conversion of the Class A ordinary shares beneficially held by Saldivar. Otkritie Holding may be deemed to beneficially own the Tranche 2 Shares to be issued to OICL pursuant to the Subscription Agreement.
[8]	Based on the Tranche 2 Shares to be issued to OICL pursuant to the Subscription Agreement.
[9]	Based on 5,593,041 Class B ordinary shares acquired by OICL pursuant to the Subscription Agreement, plus 11,877,821 Class B ordinary shares which would be received upon conversion of the Class A ordinary shares beneficially held by Saldivar.

CUSIP No. 74735M108	13D	Page 4 of 11 Pages

Explanatory Note:

This Amendment No. 1 to Schedule 13D (the “Amendment”) is filed by the Reporting Persons to amend the Schedule 13D related to the Class B ordinary shares of QIWI previously filed by OICL with the Securities and Exchange Commission on June 12, 2015 (the “Schedule 13D”). This Amendment is filed to disclose changes to beneficial ownership as a result of the intra-group Tranche 1 Share Transfer from OICL to Otkritie Holding.

Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement is filed by (i) OICL, a company incorporated under the laws of the Republic of Cyprus, whose principle business is investment activities and business address and registered address are at Angelou Vlachou, 4A, 6052, Larnaca, Cyprus and (ii) Otkritie Holding, a joint stock company incorporated under the laws of the Russian Federation, whose principle business is investment activities and business address and registered address are at 2/4 Letnikovskaya street, 115114, Moscow, Russia.

The Reporting Persons have entered into a joint filing agreement, dated June 23, 2015, a copy of which is attached as Exhibit B to this statement on Schedule 13D, pursuant to which the Reporting Persons agreed to file this statement on Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

To the knowledge of OICL and Otkritie Holding, the name, business address, citizenship, and principal occupation or employment of (i) each director and executive officer of OICL and Otkritie Holding, (ii) each person controlling such corporation and (iii) each executive officer and director of any corporation or other person ultimately in control of such corporation, are set forth in Schedule A and incorporated herein by this reference.

During the past five years, OICL and Otkritie Holding have not, nor, to the knowledge of OICL and Otkritie Holding, have any of the persons listed on Schedule A hereto (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Schedule 13D reports the acquisition of beneficial ownership of the Class B ordinary shares by OICL from QIWI in connection with the sale by OICL to QIWI of all of the charter capital of CIHRUS, and the subsequent transfer of the Tranche 1 Shares by OICL to Otkritie Holding. See the Explanatory Note in the Schedule 13D, which is incorporated herein by reference. In connection with the acquisition of the Class B ordinary shares, QIWI and OICL entered into a cooperation agreement, dated June 2, 2015 (the “Cooperation Agreement”), pursuant to which they have agreed to strategically cooperate with each other in order to carry out certain joint projects related to certain areas of their respective businesses, including by virtue of establishing a steering committee.

CUSIP No. 74735M108	13D	Page 5 of 11 Pages

(a) OICL and Otkritie Holding may deposit the Class B ordinary shares with the depositary for QIWI’s ADS program and receive a number of ADSs representing Class B ordinary shares so deposited. OICL and Otkritie Holding may seek to sell the Class B ordinary shares or ADSs they beneficially own in the ordinary course of their business.

On June 4, 2015, QIWI filed a Form F-3 Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”), for the resale from time to time of ADSs beneficially owned by OICL and Otkritie Holding (the “Form F-3 Registration Statement”). In addition, OICL and Otkritie Holding may transfer Class B ordinary shares or ADSs by other means, including in a transaction pursuant to Regulation S under the Securities Act or in a transaction exempt from registration under the Securities Act, including pursuant to Rule 144 thereunder. There is no assurance that any such resales or other transfers will be made.

OICL and Otkritie Holding expect to enter into repurchase, buy and sell back and other similar transactions with third parties from time to time covering Class B ordinary shares and ADSs they beneficially own, and also may loan, pledge, hypothecate or sell Class B ordinary shares and ADSs to third parties.

(d) Pursuant to a voting agreement, dated June 2, 2015 (the “Voting Agreement”), between Saldivar and OICL, Saldivar has agreed to vote the shares held by it as are necessary in favor of electing or re-electing Mr. Evgeny Dankevitch, or if Mr. Evgeny Dankevitch does not consent to his appointment as director, a replacement nominee agreed with Saldivar (a “Designated Director”), for election or re-election as a director at any general meeting of QIWI shareholders during the one-year period following the date of the Voting Agreement.

(f) OICL and Otkritie Holding, and the other persons listed on Schedule A hereto, may engage in discussions with management, QIWI’s board of directors, other QIWI shareholders and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of QIWI. Pursuant to the Voting Agreement, Saldivar has agreed to vote the shares held by it as are necessary in favor of electing or re-electing a Designated Director for election or re-election as a director at any general meeting of QIWI shareholders during the one-year period following the date of the Voting Agreement.

As a result of these activities, OICL and Otkritie Holding may suggest or take a position with respect to potential changes in the business, operations, management or capital structure of QIWI. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

To the knowledge of OICL and Otkritie Holding, each of the persons listed on Schedule A hereto may make the same evaluation and reserve the same rights.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) See Exhibit A hereto, which is incorporated herein by reference.

(b) See Exhibit A hereto, which is incorporated herein by reference.

(c) Not applicable.

CUSIP No. 74735M108	13D	Page 6 of 11 Pages

(d) OICL and Otkritie Holding expect to enter into repurchase, buy and sell back and other similar transactions with third parties from time to time covering Class B ordinary shares and ADSs they beneficially own, and also may loan, pledge, hypothecate or sell Class B ordinary shares and ADSs to third parties. Such third parties may then hold an interest in some or all of OICL’s or Otkritie Holding’s ADSs, including the right to receive dividends and other distributions thereon and to sell or transfer such ADSs.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the restating of “Repurchase Agreements” in its entirety as follows:

Repurchase Agreements

OICL and Otkritie Holding expect to enter into repurchase, buy and sell back and other similar transactions with third parties from time to time covering Class B ordinary shares and ADSs they beneficially own, and also may loan, pledge, hypothecate or sell Class B ordinary shares and ADSs to third parties.

CUSIP No. 74735M108	13D	Page 7 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2015

Otkritie Investments Cyprus Limited

/s/ Maria Pitta Maria Pitta

Director Title

Otkritie Holding JSC

/s/ Ruben Abelovich Aganbegyan Ruben Abelovich Aganbegyan

General Director Title

CUSIP No. 74735M108	13D	Page 8 of 11 Pages

SCHEDULE A

Persons other than Individuals:

Name:	Address of Principal Office and Principal Business	Jurisdiction of Organization
Otkritie Advisory Services Limited	Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda; Investments	Bermuda

OTKRITIE Capital LLC	Letnikovskaya street, 2, building 4, Moscow, 115114, Russia; Investments	Russian Federation

Individuals:

Name:	Title/Principal Occupation or Employment	Citizenship
Maria Pitta	Director of Otkritie Investments Cyprus Limited	Cyprus

Androulla Mantoles	Director of Otkritie Investments Cyprus Limited	Cyprus

Christina Kei	Director of Otkritie Advisory Services Limited	Cyprus

Niel Leonard Jones	Director of Otkritie Advisory Services Limited	British

Angela Francine Atherden	Alternate Director for Niel Leonard Jones of Otkritie Advisory Services Limited	British Overseas Territories

Ekaterina Viktorovna Bogdanova	General Director of Otkritie Capital LLC	Russian Federation

Ruben Abelovich Aganbegyan	General Director and Member of the Board of Directors of Otkritie Holding JSC	Russian Federation

Vadim Stanislavovich Belyaev	Chairman of the Board of Directors of Otkritie Holding JSC	Russian Federation

Aleksandr Leonidovich Mamut	Member of the Board of Directors of Otkritie Holding JSC	Russian Federation

Olga Vladimirovna Plaksina	Member of the Board of Directors of Otkritie Holding JSC	Russian Federation

Dmitry Zakerievich Romaev	Member of the Board of Directors of Otkritie Holding JSC	Russian Federation

The business address for each of the individuals listed above, other than Maria Pitta, Androulla Mantoles, Niel Leonard Jones, Angela Francine Atherden and Christina Kei, is Letnikovskaya street, 2, building 4, Moscow, 115114, Russia. The business address for Maria Pitta and Androulla Mantoles is 4 Angelou Vlachou, 4A, 6052, Larnaca, Cyprus. The business address for Christina Kei is Chrysanthou Mylona 10, Magnum House, P.C. 3030, Limassol, Cyprus. The business address for Niel Leonard Jones and Angela Francine Atherden is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

CUSIP No. 74735M108	13D	Page 9 of 11 Pages

Each individual listed in the table above disclaims beneficial ownership of the Class A and/or B ordinary shares that may be beneficially owned by each of the other entities and individuals listed in this Schedule A and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

CUSIP No. 74735M108	13D	Page 10 of 11 Pages

EXHIBIT A

Item 5(a)&(b) – Interest in Securities of the Issuer

		Class B Shares
(a)	Amount Beneficially Owned
	Otkritie Investments Cyprus Limited	13,555,733
	Otkritie Holding JSC	17,470,862
	Otkritie Advisory Services Limited	11,384,698
	OTKRITIE Capital LLC	11,384,698

(b)	Percent of class
	Otkritie Investments Cyprus Limited	24.3%
	Otkritie Holding JSC	31.3%
	Otkritie Advisory Services Limited	20.4%
	OTKRITIE Capital LLC	20.4%

(c)	Number of Shares as to which such person has:
	(i) Sole power to vote or to direct the vote:
	Otkritie Investments Cyprus Limited	1,677,912
	Otkritie Holding JSC	3,915,129
	Otkritie Advisory Services Limited	0
	OTKRITIE Capital LLC	0
	(ii) Shared power to vote or to direct the vote:
	Otkritie Investments Cyprus Limited	11,877,821
	Otkritie Holding JSC	13,555,733
	Otkritie Advisory Services Limited	11,384,698
	OTKRITIE Capital LLC	11,384,698
	(iii) Sole power to dispose or to direct the disposition of:
	Otkritie Investments Cyprus Limited	1,677,912
	Otkritie Holding JSC	3,915,129
	Otkritie Advisory Services Limited	0
	OTKRITIE Capital LLC	0
	(iv) Share power to dispose or to direct the disposition of:
	Otkritie Investments Cyprus Limited	0
	Otkritie Holding JSC	1,677,912
	Otkritie Advisory Services Limited	1,409,184
	OTKRITIE Capital LLC	1,409,184

Explanatory Note:

Otkritie Advisory Services Limited (“Otkritie Advisory”) may be deemed to beneficially own approximately 84.0% of the Class B shares beneficially owned by OICL by virtue of its direct ownership interest in OICL. Otkritie Advisory is an indirect, wholly-owned subsidiary of Otkritie Holding.

OTKRITIE Capital LLC (“Otkritie Capital”) may be deemed to beneficially own approximately 84.0% of the Class B shares beneficially owned by OICL by virtue of its indirect ownership interest in OICL. Otkritie Capital is a direct, wholly-owned subsidiary of Otkritie Holding.

Each of Otkritie Advisory and Otkritie Capital may be deemed members of a group with OICL and Otkritie Holding by reason of the relationships described above. Each such person disclaims membership in such group and this report shall not be construed as an admission that such persons are members of a group.

CUSIP No. 74735M108	13D	Page 11 of 11 Pages

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1) UNDER THE

SECURITIES EXCHANGE ACT OF 1934

The undersigned hereby agree as follows:

1.	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

2.	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: June 23, 2015

Otkritie Investments Cyprus Limited

/s/ Maria Pitta Maria Pitta

Director Title

Otkritie Holding JSC

/s/ Ruben Abelovich Aganbegyan Ruben Abelovich Aganbegyan

General Director Title